Filed by Viasystems Group, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Viasystems Group, Inc.
Securities Act File No.: 005-60237

[Merix Investor Call Script including Q/A]

MERIX
Host:  Michael Burger
October 7, 2009/5:30 a.m. PDT
Page

AT&T
Final Transcript

MERIX: Merix 1st Quarter Earnings

October 7, 2009/5:30 a.m. PDT

SPEAKERS

Tom Laughran
David Sindelar – CEO, Viasystems
Michael Burger – CEO, Merix
Kelly Lang – EVP Finance and CFO, Merix
Jerry Sax- CFO, Viasystems
Tom Ingham – EVP Global Sales and Marketing, Merix

ANALYSTS

Matt Sheerin – Thomas Weisel Partners
Joe Wittine – Longbow Research
Jeff Harlib – Barclays Capital
Eric Reubel – MTR Securities
Rich Kugele – Needham Company
Jonathan Van Orden – Dominick & Dominick
Nick Farwell – Arbor Group
Jason Bernstein – Quattro
Michael Needleman – Preservation Asset Management
Herman Pso – Moab Capital Partners
Derek Leung – Nomura
Eric Toubin – Jefferies & Company
Shawn Harrison – Longbow Research

PRESENTATION
Moderator
Ladies and gentlemen, thank you for standing by and welcome to the joint investor conference call to discuss the recently announced merger and Merix’s first quarter earnings results.  At this time all phone participants are in a listen-only mode.  Later, there will be an opportunity for your questions.  Instructions will be given at that time.  As a reminder, this conference is being recorded.  I’d now like to turn the conference over to Tom Laughran.  Please go ahead.

T. Laughran
Thank you.   Good morning.  Thank you for joining today’s conference call.  Participating in today’s call will be Dave Sindelar, CEO of Viasystems; and Michael Burger, CEO of Merix.   Also here and available for questions is Jerry Sax, CFO of Viasystems; and Kelly Lang, CFO of Merix.  During this call management will plan on first addressing the recently announced merger of the two companies, and then Mr. Burger and Mr. Lang will provide an overview of their first fiscal quarter’s results and recent demand activity.  The call will then be open for questions.

Before we begin, please be advised that during this call companies will be making forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Such statements are based on the current assessment of their markets and other factors that will affect the combined business.  Actual results could differ materially from any implied projections due to one or more of the factors explained in Form 10-K and other documents that both companies file with the Securities and Exchange Commission.  Viasystems and Merix do not undertake any obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or other circumstances.  I’ll now turn the call over to David Sindelar.  David.

D. Sindelar
Thanks, Tom and good morning to everybody.   As announced last night, we reached a definitive agreement to merge with Merix Corporation, combining two leading producers of high-end print circuit boards and related electro-mechanical solutions.   As stated in our press release, the combined companies will form the largest publicly traded PCB manufacturer by revenue in the United States, with a revenue base of approximately $84 million generated from a diverse global base of customers.  This merger creates a world-class leader in PCB and related electro-mechanical solutions with a complementary match up of market segments, customers, and manufacturing capabilities.  It combines two global companies with leading edge PCB manufacturing capabilities; specifically Via operates high volume, quick turn operations in China which will complement high volume facilities that Merix operates in China which will be of great value and a substantial increase in capacity and larger geographic coverage.  The combined company will also benefit from Merix’ quick turn and prototyping and volume capabilities in the United States.

We believe that our two companies make a great strategic fit for many reasons.  By combining our global manufacturing and engineering capabilities we can provide customers with a complete spectrum of services and technology in two key geographic regions of the world:  Asia and North America.  We will leverage the diverse geographic operations to serve the entire product lifecycle of our expanded customer base.  This means that we can do quick turn and prototyping of newly engineered products and as volume ramps we can also provide high volume production at competitive prices in both North America and Asia.  This is truly a unique offering.  We will have the right capacity, the right technical talents and expertise in the right places.

The combined company also leverages both Viasystems’ and Merix’ technical prowess, our reputation as far as philosophies regarding high quality, our deep customer relations and our proven operational expertise.  By utilizing the best of both companies we can also build on our extensive industry experience to expand into complementary markets like aerospace and defense and greater market opportunities in the electro-mechanical space.  We expect the combined company to capitalize on the mutual strengths of both organizations.  These competitive strengths also ... improve manufacturing efficiencies, which enable us to target about 20 million of expense synergies on an annualized basis.

Let me give you a brief overview of the company that will emerge from this transaction, including several of the strategic benefits that will enable us to become even more competitive in this marketplace.  First, the merger will allow us to leverage the large scale production and quick turn capabilities of both companies in order to expand our revenue opportunities with a large, diversified customer base.  Specifically on Viasystems’ side we will bring a well-established customer base of more than 125 original equipment manufacturers that serve numerous end markets.  These include many well-known industry leaders.  Merix also supplies a broad base of approximately 800 customers.  While there is some overlap and we do compete in similar end markets, for the most part we serve different customers.  Among the top ten of both companies there are only three overlapping customers, so the combination will have the desired effect of significantly diversifying our business over a larger customer base.

We will also benefit from a broader global presence.  Viasystems is a high volume producer in China.  Merix, in addition to high volume production in multiple facilities in China also has substantial North American quick turn and high volume production capabilities.  Merix’s North American assets will better enable market penetration and expansion into growing in the profitable military and aerospace industry.  Certainly we expect to add volume and bring operating efficiencies to many of these operations.

One of the most important mutual strengths is our distinctive complementary capabilities of prototyping and quick turn.  One example is the quick turn and prototyping capabilities that Merix offers in the U.S.  In addition, the company will have more diverse capabilities in Asia for both high production and quick turn print circuit board manufacturing.  We know that the customers attribute great value in the ability to provide them with a global offering that manages their service needs through a product’s entire lifecycle.  Viasystems also provides customers with electro-mechanical solutions that are new to the Merix service offering.  Both companies bring a reputation of high quality and reliability, which is not necessarily a given in this market.  As a result, the combined company will be better able to take a product at the design stage and quickly transition it for high volume manufacturing at the location that best suits the customer needs.

So I think it is clear that this is an excellent strategic fit, a combination that will substantially increase our business scale and diversify our customer base, and offer new opportunities for us.  Once this transaction is completed no other PCB company in the world will provide the scope of services and technology offered as will the combined companies.  These are two successful innovative organizations coming together with one mission, to meet the rapidly changing needs of our customers.  By leveraging the diversified operations and complementary technologies as well as employee and management skill sets of both organizations the combined company is well positioned in a recovering industry.   We’re confident in our plans to integrate our business and unlock tremendous value and create opportunities for employees, customers and stakeholders with a stronger, more competitive enterprise.

With that, I’ll turn it over to Mike so he can discuss the terms of the deal.

M. Burger
Thank you, David.  As we mentioned in the press release, there are several steps needed to complete the merger, including approval by Merix shareholders at a special meeting that is tentatively planned for December.  At the special meeting shareholders will be asked to approve the exchange of one Merix share for approximately 0.11 share of newly issued Viasystems’ stock subject to adjustment as a result of exercise of equity awards, including options and warrants between the signing and closing.  The major holders of Merix convertible notes have already agreed to terms for the conversion of their holdings into cash and Viasystems’ stock, as we’ve outlined in the press release.

Another important requirement is for the new shares of Viasystems to be registered with the SEC.  The timing of this registration is difficult to predict with certainty because the SEC may require a lengthy review process.  However, we’ll move as quickly as possible and are optimistic that we can complete the merger by the end of 2009.  The new company will be more competitive and will have a unique and compelling customer offering.  We will have a very manageable debt level of approximately $250 million, with approximately $40 million in cash.

We also see good potential for substantial synergies in terms of both revenue growth and cost efficiencies.  However, we have not factored revenue synergies into our financial model.  We’re taking a very conservative view at this point.   The new Viasystems will have approximately 20 million newly issued shares outstanding, about 80.5% of which will be owned by the current owners of Viasystems.  Existing shareholders will receive about 12.5%, and Merix convert note holders will receive approximately 7%.  The major equity and note holders of both companies have agreed to certain lock up restrictions regarding the trading of the new shares.

So those are the primary terms of the deal that we are recommending to our shareholders.  Let me add to David’s remarks that I am pleased that we’re creating an exciting new business that offers great potential for our customers, employees and stakeholders.  This is an excellent strategic fit, with compelling valuation considerations that offer both companies’ stakeholders tremendous value.  We drove this process toward Viasystems primarily as the combination uniquely validates, accelerates, and adds scale to the value proposition that Merix began several years ago.  This will be a company with outstanding technology and scale, and a deep pool of talented employees.  We will encourage a culture based on shared commitment to our customers and to each other.  Clearly this combination capitalizes on our mutual strengths, including our high quality, specialized technologies, deep and diverse customer relationships, and a proven operational capability.  I believe that with the expanded resourcing capabilities that will be achievable through the joining of Viasystems and Merix, our growth will accelerate and we will build a very sustainable business for the long term.

Let me take a few minutes for Kelly and I to share some additional color on our fiscal first quarter results that were separately reported yesterday.

Our revenues of $57.8 million were within the expected range as we began the quarter and represented a decline of approximately 2% from the fourth quarter.  Despite this relatively flat revenue performance there is reason for optimism within both our revenue numbers and recent order trends.  We’re beginning to see the first signs of a turnaround in our overall business.  Our last several weeks of the quarter we realized noticeable improvements in both our North American and Asian booking rates that were not reflected in our first quarter revenue.  These near term trends resulted in an improvement in our first quarter book-to-bill, with North America at 1.03 and Asia at 1.16.  Our demand trends in North America and Asia have continued to improve throughout August and September.

Looking at our regions we saw Asia rebound in the Automotive segment, where it appears that the success in the government-sponsored stimulus programs combined with the need for many of the automotive manufacturers to normalize inventory levels resulted in a nice uptick in demand.   Automotive revenue grew 27% in the first quarter from the fourth quarter.  It remains to be seen whether the new automotive demand levels are sustainable or simply a replenishment of inventory.  Either way it appears that demand is trending up off the bottom in this segment.

In North America the improvement has been relatively broad-based across customer end markets.  Of particular note is the Defense and Aerospace segment, where we reported sequential first quarter growth of 4%.  This continued improvement has resulted from a strong focus in structured strategy for penetrating new accounts in this key segment.  This effort has resulted in Merix having relationships with more than 2.5x the number of customers we had just two years ago.  Although revenue growth from the Defense and Aerospace segment has not kept pace with the customer growth, we anticipate continued gains in the coming quarters from this growing customer base and increased quote activity that we are currently experiencing.

In our July call I mentioned we were transitioning our focus from cost reduction to managing the company for profitable growth.  That focus has intensified over the last 90 days.  We are systematically ensuring the proper balance between adequate manpower capacity to meet increased customer demand and the incremental cost of adding labor.  Our initial first quarter demand increases were biased toward lower technology products.  This anomaly has resulted in an average panel price decline in North America of roughly 4% and in Asia of about 10%.  The average price reduction in Asia is heavily influenced by the previously mentioned 27% sequential quarterly revenue growth in Asia, where the automotive pricing itself has remained relatively unchanged, but it is lower technology and lower priced and now a greater percentage of the mix leading to a perceived average price reduction.

Included in the first quarter results were three unusual expense items totaling $1.6 million.  The first was $300,000 of severance costs associated with the relocation of our Asia-based shared service resources from our Hong Kong facility to our HY facility in China.  This move has now centralized our entire Asia administrative support structure into lower cost China, and our Hong Kong facility is vacant in preparation for its eventual sale.  The second was $700,000 of legal costs that are primarily related to our ongoing security litigation efforts, as well as in support of our recently announced transaction with Viasystems.  The third is $600,000 of asset impairment charges associated with further efficiency improvements in North America that allowed us to decommission unnecessary equipment.

We generated positive operating cash flow in the first quarter.  This means that even at first quarter’s depressed revenue levels the cost actions we’ve taken over the last several quarters has positioned us well to preserve our liquidity.   Outside of short term working capital fluctuations we should remain cash flow neutral.

Finally, our factories are continuing to perform extremely well.  The quality and on-time delivery metrics I outlined to you last quarter remain relatively unchanged and continue to provide our customers the performance they’re seeking from a high quality PCB supplier.  We have made significant progress in this area over the last six months and believe that we’ve established repeatable processes that are sustainable as our demand increases.

I’ll now hand the call over to Kelly, who will provide additional details on our first quarter financial performance.

K. Lang
Thanks, Mike and good morning, everyone.  As our press release indicated, first quarter revenues amounted to $57.8 million, down 2% from the fourth quarter.  Revenue in North America declined 4% to $26.3 million, while backlog shippable in the next 90 days increased slightly to $10.7 million, representing a book-to-bill of 1.03.  It has been more than a year since we reported a North America book-to-bill that is greater than one.  We believe this marks a significant milestone, as it provides further evidence that we’re coming out of the demand trough resulting in the latest downturn in the market.  First quarter revenue in Asia remains flat at 31.5 million, while backlog increased by 3.2 million to 20.8 million, translating into a book-to-bill of 1.16.  The consolidated backlog at the end of the quarter was 31.5 million.

As Mike mentioned earlier, we see a nice rebound in the overall demand picture, first in Asia, driven principally by the Automotive segment, and then in July we began to see broader demand growth coming from other market segments.  Given the timing of orders, much of the demand growth experienced in Q1 was not shippable until Q2, translating into backlog increases in anticipated second quarter revenue growth.  This improving demand trend has continued into the month of September as well.

Our gross margin decreased to 6% in the first quarter, representing a three percentage point decline relative to the fourth quarter of fiscal 2009.  This decrease was expected and short term in nature and resulted in the modest decrease in revenue we experienced in the quarter.  We also saw a modest decline in our average panel pricing in North America and Asia, as Mike mentioned earlier.  Most of this was driven by the mix of business sold during the quarter.  The underlying panel pricing continues to hold up very well.

First quarter operating expenses, excluding the unusual charges that Mike mentioned earlier, were flat 8 million compared to the fourth quarter on a similar basis.  We do not anticipate any significant changes in these spending levels in the coming quarters.  Our balance sheet is sound.  From a cash standpoint we ended the quarter with 21.4 million.  At quarter end we temporarily drew down on our credit facility, increasing our debt by 5 million to 83 million.  The 5 million of incremental margins were repaid during the first week of September, leaving today’s outstanding debt at 78 million, which is unchanged from Q4.

We have approximately 42.2 million of available untapped borrowing capacity, representing a nearly $9 million increase from the end of the fourth quarter.  The increased liquidity provides not only cushion for normal changes in market conditions but supports the growth in our business as this market continues to rebound.  Given our current financial model as well as current and expected future revenue levels, we do not anticipate needing this fund.  We firmly believe that liquidity concerns that have surrounded the company the past nine months are firmly behind us.

Before I turn the call back to Mike I want to remind you our first quarter results that were reported to you without ... one month reporting lag that we have employed since the acquisition of ... in September of 2005.  This means that both North America and Asia first quarter results represent the same June, July, and August time periods.  As a side note, the month of May for Asia, which was not included in either our fourth quarter or first quarter results, is reported within our first quarter earnings announcement.  You’ll see the details there.  The results themselves were in line with our recent history and rolls directly into consolidated first quarter beginning retained earnings.

I’ll now turn the call back to Mike to make some closing remarks.

M. Burger
Thanks, Kelly.  As I mentioned during our last conference call, our factories and employees are performing well and our customers continue to value Merix’ technology, customer service and quality.  We’re seeing market share gains in target markets and continue to receive excellent feedback from existing customers and new customer qualifications.  Our booking rates have improved, and while we don’t have significant visibility into the future we do anticipate continued higher booking rates to varying degrees in all end market segments.  Thus, as I indicated during last quarter’s call we anticipate second quarter revenues to grow and show a nice sequential improvement when compared to the first quarter.  Today the biggest gaining item on revenue is our current direct labor base, not demand constraints.  As such, we’ve begun to prudently add people as needed to meet the increase in demand.

In summary, I believe we’ve made the necessary investments in both North America and Asia to make Merix’ unique value proposition a reality.  Now in today’s announced merger with Viasystems we’ve accelerated our ability to deliver this key differentiation to the new company’s combined customer set.  Our recent improvement in demand trends combined with our continued great customer relationships and strong operating metrics truly positions the new company well.

With that, I’ll open up the line for any questions you may have on our first quarter results or the recently announced merger with Viasystems.

Moderator	We’ll go to Matt Sheerin with Thomas Weisel Partners. Please go ahead.

M. Sheerin	Thanks and good morning, everyone. Dave, could you expand or elaborate on the suggested cost savings. You talked about $20 million in synergies, how do you plan to achieve that?

D. Sindelar
Most, if not all, of the synergies are coming from, I guess, operational efficiencies, elimination of duplicate functions, some raw material purchasing benefits we think we can achieve.  So we have not anticipated or suggested any type of plant closings, so we think that we can ... through the normal elimination of duplicate functions of two separate standalone companies becoming one.

M. Sheerin	Will Merix operate in any way as a subsidiary or division, and will the name still be used for the brands out there or is it all going to be merged into Via?

D. Sindelar
Quite frankly, we’ve had some brief conversations about what and how we should operate and I think in the past when we’ve gone through various acquisitions and stuff that we have continued to use the name as a, I don’t want to say a product line or division, but just used the name because there’s value there.  I don’t think that we’ve really latched on to a real detailed marketing sales plan.  Obviously, we have great regard for the Merix capabilities, name and reputation in the industry and that’s an asset that we don’t want to lose and we’re just going to have to work through that as we go through.  While we’ve had a lot of conversation amongst the two teams, there are some things that we still need to work through and identify.   I think it’s fair to say that we need to have one overriding umbrella company, which will be Viasystems, and then we’ll need to figure out how we best go to market, and to try not to be foolish or arrogant to say it just has to be Viasystems I think what we’ll try to do is do what’s best for the combined company.

M. Sheerin
Understood.  I know that you talked in the press release about opportunities in the defense and aerospace sector, could you talk about in the other markets where the power of two players will enhance your opportunities to take share in any specific markets where you see real opportunity.

D. Sindelar
I think Michael and myself have talked about opportunities to grow the revenue base in other markets and in other areas, and the one that we’re extremely excited about is the ... aero side that Merix has a position in and it’s a growing market for us.  It’s one that we’re essentially, because of our primarily China base, been locked out of.  Most military purchasers don’t want to use a China operation, for the obvious reasons, so we think that’s a huge opportunity for us as a combined company.  As we look at the other markets we don’t have a quick turn operation in North America, Merix does.  We get questions about quick turn opportunities at most all of our customers, so we’re hopeful that that will be an opportunity for increased volume for the quick turn operation.  We’re also set up for long runs.  Our China operations are high volume, low mix kind of operations so we don’t always fit a customer’s need when it becomes medium volume and higher mix, and we think that that will play well into the organ plant.  As we look in each one of the markets, which we said was there was only three overlapping top ten customers, so we think this is a true expansion of our customer base inside of each market.

So we think that with our electro-mechanical services opportunity there’s room to expand into the Merix customer base, and my guess is that while Merix has two great facilities in China we fortunately got there sooner, we’ve been there since 1999, Merix has done a great job with upgrading the technology and capabilities of those facilities, we think that we might be a little bit ahead of that for no other reason than time, but we think that that will play well into what the customers need.  So we think that the combination of it all kind of fits really great.

M. Sheerin	Great. Just lastly, did you say what those three top customers were, those overlapping customers?

D. Sindelar	We haven’t disclosed those names.

M. Sheerin	Very good. Thanks a lot and good luck.

Moderator	We’ll go to Joe Wittine with Longbow Research. Please go ahead.

J. Wittine
Good morning.  Real quick, you gave some good numbers on the combined enterprise, it looks like an 8% EBITDA margin or with the restructuring somewhere north of 10%, 10.5%, but presumably that’s on a trough 12 months of sales, I guess.  Is there any other visibility you can give or any numbers or guide posting you can provide for modeling on what a more normalized EBIT margin would be, just on an incremental basis, on an incremental dollar of sales what kind of margins can you deliver, any additional numbers ...?

K. Lang
This is Kelly.  I’ll just kind of jump in for Merix and perhaps maybe Jerry or Dave will feel okay about commenting on theirs.  I think as we’ve always spoken on our business, and again certainly Via is going to operate the combined company and things will ultimately change, but ours is roughly any kind of incremental dollar revenues roughly a ... flow through, if you will, from a contribution margin perspective.  I think their model is similar, but I think Jerry and Dave are probably better prepared to address it from their vantage point.

J. Sax
From the Viasystems’ side, you currently identified that the trough of EBITDA is in our recent history if you look back a couple of quarters you would have seen ours at the 13%, 14%, 15% EBITDA range, which is the primary measure we use here.  We are targeting a similar figure on a going forward basis, but as a practice for our business historically we’ve not given forward guidance.

J. Wittine	Okay. Thanks.

D. Sindelar
Joe, if I could add just a couple of things too.  I think I’d add too that as we all know we’ve all been going through a pretty significant trough and both businesses obviously are leveraged pretty steeply by just the gearing that you get out of revenue, so as the economic cycles turn and improve we hope to see positive gearing from that hopefully from both companies.

Moderator	We’ll go to Jeff Harlib with Barclays Capital. Please go ahead.

J. Harlib	Can you just go through the 68 million pro forma adjusted EBITDA and how that breaks out, Viasystems, Merix and any other adjustments that you made to the numbers?

K. Lang
Jerry and Dave, do you want to take that?  Perhaps we’re having a communication line problem.  I think that the pro forma, this is the LTM for Viasystems as of the end of June, for the last 12 months they were roughly 64 million to 65 million of EBITDA.  Merix, for the LTM standing in August the reason it was 5 million ... very much affected by the revenue levels that both companies were going through just with this market change that we were having.  So that’s the pro forma basis, if you will, for both companies.

J. Harlib	Okay, so some of the adjustments that were in Viasystems adjusted EBITDA are not included in that, it looks like. ....

Moderator	We’ll go to Eric Reubel with MTR Securities. Please go ahead.

E. Reubel
Good morning.  Thanks for taking my call.  Jerry, could you walk me through the cash bridge?  If I look at your balance sheet ending in June you guys had 110 million in cash, it looks like Merix has 21.3 million.  You’re paying 35 million in cash, that gets me to 96.3 million and the combined entities are supposed to have an ending cash balance of 40 million, so could you walk me through the bridge?

K. Lang
We just noticed that the Via group, their lines disconnected, so they’re dialing right back in.  Perhaps, could we maybe defer that question for just a moment and maybe go to the next one and maybe re-ask it in a second.

D. Sindelar	Kelly, this is Dave. Somehow we got disconnected.

E. Reubel	Okay, you guys are back.

D. Sindelar	Could you repeat your question, please?

E. Reubel
Thanks.  This is Eric Reubel, Miller Tabak.  Jerry, could you walk me through the cash bridge?  I’m looking at your ending cash balance for June of 110 and the 21.3 million on the balance sheet for Merix, the $35 million cash payment and I get to something like $96.3 million and the pro forma cash balance for the combined entity is 40 million.  Could you walk me through the bridge?

J. Sax
Obviously we’re projecting that this is going to close sometime out in the future, probably by the end of this year.  We anticipate that our cash balance plus the Merix cash balance before all of the transaction will be used to pay down Merix’s existing bank debt, which is 13 million in their recent projection, plus pay approximately $35 million to the existing Merix convertible debenture holders as part of the consideration for the transaction, plus pay costs relative to the deal, both the legal and investment banker and other fees.

E. Reubel	If I could, Jerry, just a follow up. Could you give us any more color on how you’re thinking about the refinance for the sub notes?

M
Dave, let me jump in on that.  We’ve obviously been watching the markets as aggressively as possible, and as I’m sure most on the phone know that the bond markets are pretty hot right now.  We’ve been, in the nicest sense of the words, caught in the headlights of a car in that we couldn’t go out and refinance the bonds while the deal was about ready to be announced, so we’ve been kind of stutter stepping.

So now that we’ve got the merger transaction announced we will then move aggressively in and see what the market has available for us, is my sense of it.  Again, it’s just my sense and I’ve been talking to whoever will talk to me about the bond market today, but I think it has been hot and it continues to be hot so I, at the moment, am not overly concerned about getting the bonds refinanced sometime in the next 12 months to 14 months, and I hope, quite frankly, to get it done sooner.  As we began these discussions quite a while ago the credit markets were a lot more difficult than they are today, and I think that’s one of the positive things here is that we have a new combined company, we’ll have a new banking facility in the States of about $75 million, and that coupled with the recently announced Asian China facility should give us access to credit lines of around $100 million.  So from a liquidity standpoint, from a combined standpoint and a bond market standpoint I’m feeling pretty comfortable at the moment.

E. Reubel	Could you give any color on the new credit facility, is that going to be a secured facility or unsecured?

M	The new $75 million facility will be an asset-based level in the U.S., so yes, it will be secure.

E. Reubel	Based on Merix facilities in the U.S.?

K. Lang	Receivables.

M	Yes, it’s in part on property and equipment. It basically replaces a similar agreement that Merix had in place in their ....

E. Reubel	Thanks a lot, gentlemen.

Moderator	We’ll go to Rich Kugele with Needham. Please go ahead.
R. Kugele
Thank you.  Good morning.  Just a couple of questions.  First, just to give us all a little context, can you talk, Dave, about the genesis of the deal?  Specifically what I’m interested in is just your conversations with customers, because you’ve done a good job over the years of actually extricating yourself from North America and so now getting a little bit more North American presence, was that something that your customers were requesting?  And then secondly, just again about the debt, what you think longer term is the right debt load for the combined entity.  Thanks.

D. Sindelar
That’s a very similar conversation I had with my board.  When we started exiting, as I call it, the Western world, because we definitely had the North America plants but we had European plants as well, which was probably back in 2000, 2001, 2002, and 2003 and at that juncture the U.S. and European print circuit board markets produced roughly $9 billion or $10 billion apiece.  Today the North American and European markets each produce somewhere in the neighborhood of $4 billion to $5 billion, so we’ve seen a dramatic decline in the U.S. and European production levels and as a result a lot of that production went to Asia.  So I think that over time, over the next three years to four years, I think you’re going to see China and Asia grow slightly higher than the Western world is going to grow, but I think the movement of production to China has stabilized.  So I don’t expect Europe and North America to go from $4 billion to $5 billion down to $2 billion, so I think there’s stabilization there.

I also think that as we look forward you’re going to see the world balance out a little bit.  We’ve seen labor inflation, we’ve seen currency inflation in China, and we’ve seen transportation costs go up, so unless you are producing high volume, low mix, easily stackable boards and different things I think the U.S. and North America is going to become a more logical place to keep production.  That, coupled with I think we have had a desire to have quick turn capabilities for a long, long time and I think that’s another big asset of combining the two companies is because Merix has great quick turn capabilities in both of their facilities in North America, so it’s the combination of what was true 20 years ago versus 10 years ago versus now, everything is kind of evolving and I think the combination of the two makes a whole lot of sense today.  That’s market driven and it’s customer driven, so it’s kind of all of the above.

Moving on to the debt question, for the Via participants on the phone you all know that we’ve operated under a wide range of debt levels over the last ten years and debt doesn’t in and of itself scare me.  I think the debt levels we have on the business are okay; they’re not too high, they’re not too low.  But with that said, I think that the advent of us becoming a public company I think our focus is that I think these print circuit board companies fare better in a public environment with less debt.

So our goal is to have less debt as opposed to more debt, but I think as we sit here today, depending on how you do the math, either pre transaction or post-transaction, post transaction we should have about $170 million, $175 million of debt net of cash.  With the possibility of 2010 and 2011 being a recovering period, I think that we will be more than adequately covered and comfortable with those levels.  I don’t see any need to go out and do anything and increase our debt levels, and I also don’t see any need to dramatically change them.  I think over time because of the synergies in the operations and hopefully the recovery in markets that we’re going to be able to pay the debt levels down.  That’s a bit of a rambling answer, but I think hopefully that answered it.

Moderator	We’ll go to Jonathan Van Orden with Dominick & Dominick.

M	Jonathan, are you there?

J. Van Orden	Hello. This is Jonathan Van Orden from Dominick & Dominick. I’m just trying to understand the implied value of 0.11 newly issued shares, how should we think about that?

K. Lang
This is Kelly.  Maybe we’ll talk about that.  The implied value, really that exchange ratio is going to vary and it really depends where we’re going to ... and stock activity that happens between now and closing the transaction.  I think the better way, frankly, that we’re looking at it and when our board looks at the transaction is essentially Merix is going to get 12.5%, their equity holders will get 12.5% of the combined business, if you will.  So when you’re looking at an historical valuation, if you will, looking at the 68 million and if you add the synergies of roughly 88 you put a multiple on that, which I think if you look at the mean of market comps out there they’re roughly somewhere around the 8-ish market and back up to net debt, kind of a net company value and you put that 12.5% number out there.  I think that helps drive a little bit of clarity if you do that simple math.  Certainly the two businesses, as Dave just indicated, assuming calendar 2010 and 2011 are recovering periods, which again today I think visibility is very difficult but certainly trends in the near term have been very, very good from our vantage point, so I think there should be some hopefully acceleration from a multiple standpoint.

Further, I think as our press release indicated, we’re going to be really the leading PCB driver out there in the market, if you will, from a market capitalization and revenue standpoint.  So I think that this is going to be an exciting valuation or very compelling it seems like from a shareholder standpoint; very different, frankly, from where America’s been over the last few years.  So hopefully that helps.

Moderator	We’ll go to Nick Farwell with Arbor Group. Please go ahead.

N. Farwell	David, could you provide a quick profile of your shareholder base?

D. Sindelar
Sure, our shareholder base, we have two large shareholders.  One is HM Capital, which is the old Hicks, Muse, Tate and Furst, the other, which they prior to this transaction hold 50%, 51%, 52% of the company.  There’s another group called Greenwich Street Capital, which holds roughly 25%, so that gets you up to about 75% and maybe one additional in the 10% or 12% range and then a bunch of ... after that.

N. Farwell	I want to make sure I’m clear and understanding the transaction costs that Jerry, I think was suggesting are in the order of $40 million to $45 million to close this deal.
J. Sax	No.

N. Farwell
Because I thought  if I worked the number down, you started with 130, you take 35 off for the debs, you take 13 off and you pay the Merix debt, and you take the 40 million of projected cash balance, something happened to $40 million to $45 million.

J. Sax
There’s a ... in my description and I quantified, was for operating the business between now and the end of the year and there will be some reinvestment in working capital as the revenues continue to grow.  So receivables will inch up a little bit.  There will be some cash used.  We anticipate that the costs are something closer to 15 million.

N. Farwell	Okay, so that delta of 25 million or so is working capital?

J. Sax	That’s a good way to think of it.

D. Sindelar
It’s either working capital or trying to come to a projection to try to figure out picking a number where the cash is going to be at the end of the year, it’s more art than science.  So I think we wanted to be conservative on the cash balances at the end of the year so everybody is not surprised in a negative way.

N. Farwell	David, could you provide us with the composition of your 200+, I think we said it was $250 million of debt?

D. Sindelar
Sure.  We currently have roughly about 202, 215 of debt, 200 million of bonds.  We have about 15 million, there’s about 10 or so in a revolver and then there’s some other miscellaneous 5 million of capital leases.

N. Farwell	What are the terms of the bonds?

D. Sindelar	The terms of the bonds, they mature January 2011 and they’re at 10.5%.

N. Farwell
So, as you mentioned earlier, is it your intention to refinance those as aggressively as possible?  And if that’s the case, I’m guessing it might have to be after the acquisition has been completed, is that accurate in your mind?

D. Sindelar
I think the position we’re going to aggressively go after the refinancing of the bonds is an accurate statement.  Again, I have to be guided by the wonderful investment bankers we use whether or not it can be done pre, during or after, but I think we will aggressively go as soon as possible to get it done and I would not rule out going concurrent with the exchange effort.

N. Farwell	Is there a prepayment penalty or any other kind of penalties associated with prepaying these?

D. Sindelar	Currently there’s a minor prepayment penalty that expires on January 2010, so we don’t think that that is going to be an inhibitor to get the transaction done.

N. Farwell	One last thought, and that is, I’m curious who brought this transaction to your attention, or did you approach Merix?

D. Sindelar
Merix approached us.  I think, quite frankly, and I can’t speak for the Merix folks, but it was brought to our attention by their investment banker.  There was a process that was run, and it’s been a fairly lengthy process, but one that they were driving.

Moderator	We’ll go to Jason Bernstein with Quattro. Please go ahead.
J. Bernstein	On the new credit line, do you foresee any of that being drawn by the end of the year?

M	No.

J. Bernstein	And what about the China revolver, what’s the current balance on that?

M
It’s about 10 million.  One of the requirements in today’s world it seems like not many people want revolvers, they want loans, so one of the requirements was that we were required to take down a portion of it.  So it was roughly a 30 million U.S. facility and they wanted us to take 10 million of it down.  Obviously we were sitting with 110 million in cash, but that was one of the bank requirements.

J. Bernstein
So the pro forma debt structure, there won’t be anything existing on the China revolver and so the total debt with the existing seniors and the credit lines will be the 215 number you’re putting out there?

M	The 215 includes 10 of the China revolver. That will stay in place.

J. Bernstein	And all the bank debt, the facility at Merix will be paid off?

M	That’s correct.

J. Bernstein	Thank you.

Moderator	We’ll go to Joe Wittine with Longbow Research. Please go ahead.

J. Wittine
Thanks again.  Kelly and Michael, real quick, you talked about automotive which was a big positive during the quarter, communications, on the flip side, kind of a negative surprise.  I’m just curious if you can give any more color as to what’s happening there and remind us of your mix as far as wireless versus networking.

M. Burger
Actually, the market split today looks like 20% of our business is automotive, about 38% is telecom, defense and aerospace is about 11%, which is up pretty dramatically, computer datacom is 7%, and the industrial segment is actually 23%, which is actually huge growth for us.  So the question regarding telecom, we’ve actually seen a renewed interest in the telecommunications space.  I’ve actually got Tom Ingham here, our executive vice president of Sales, and I’ll ask him to comment specifically, but the recoveries that we’re seeing, both in North America and in Asia, is pretty broad-based.  We’ve begun to see the telecommunication guys come back.  We’ve had a relatively steady state quick turn business with these guys, so development hasn’t stopped and we’re beginning to see some of the stuff actually come into production now.   Tom, if you want to ....

T. Ingham
Yes, just a quick comment on that.  Specifically, your comment about whether it was on the wireless side or on the wire line side, there was really just one customer in the quarter that caused us to go down in that segment and it was on the wire line side, and it is a customer that has just had, is still in an over inventory situation.  What we are seeing, though, primarily in the last quarter, is on the wireless side, where we’re seeing some gains.

K. Lang
Let me just add that the numbers that Mike was referring to are the last 12 months, and our press release actually gives a market segment breakdown, if you will.  But overall I think, as indicated, we saw kind of a nice improving trend throughout our quarter, and most of it started, as we mentioned, in Asia.  If you looked at the first month of our first quarter, the month of June, and if you compare that, if you will, to the first month of our second quarter, so again, 90 days later, we saw roughly a 40% to 45% increase in the level of bookings or activity that we got between June and September, if you will.  By the way, that’s broad-based and not just in Asia or North America, it’s frankly across all factory segments, market segments, so actually it’s an interesting and really a nice trend I think developing both for Merix and should certainly benefit the new company as well as the market continues to recover.

J. Wittine
Thanks.  And just a real quick follow up, I’m just curious what you guys are seeing on the input cost side right now, particularly in laminate, with copper running up have you seen input cost rises, do you expect it in the near future based on your conversations with your suppliers?  ... question.

M	We have seen laminate prices increase somewhat modestly, in the 2% to 4% range.

J. Wittine	... similar ...?

M	Yes, and we’re seeing similar pressure.

J. Wittine	Thank you.
Moderator	We’ll go to Michael Needleman with Preservation Asset Management. Please go ahead.

M. Needleman	Gentlemen, a few questions. I came on late, did you and Merix give somewhat of a talk piece on what your second quarter outlook was going to be?

D. Sindelar	Michael, we don’t really give forward-looking guidance. We did say in our script that we expect to see a relatively nice sequential increase in revenue.

M. Needleman	The second question is, and maybe it’s joint management’s, it’s my understanding that Merix was trying to sell a facility. Is that still going to be going on with this merger, or has that changed?

D. Sindelar	No, we are actively marketing a facility that’s been vacated and are in Hong Kong and we are actively marketing it as we speak.

M. Needleman
Then, just in terms of systems, and maybe this is for Viasystems and for Merix, are the two operating systems different at both companies, and how is management planning to think about that?   Are you both using Oracle, or what’s the operating system behind each organization?

D. Sindelar
Obviously I’m sure you guys have talked about that Merix has switched to Oracle over the last year or so, they are on Oracle.  We use some of the Oracle product on our financial systems.  We don’t use it in our manufacturing systems.  Each one of our E-M solutions business and our PCB businesses are two different systems.  We have operated companies with multiple software systems in the past, and if I was to guess at the moment, it’s obviously one of the big transition items to get in and try to figure out where and how we interface on the systems side in as much detail as possible, but if I was to guess I think over time we would probably migrate our print circuit board operations to Oracle.  But that decision hasn’t been made yet.

M. Needleman
Just in terms of what I thought I heard you say from an earlier question, at the present time the current facilities, other than the one in Hong Kong that’s up for sale, there are not any plans for additional sale of properties, is that correct?

D. Sindelar	That’s correct.
M. Needleman	Thank you very much, gentlemen.

Moderator	We’ll go to Herman Pso with Moab Capital Partners. Please go ahead.

H. Pso	Good morning. Can you provide an updated Viasystems fully diluted share count, please?

D. Sindelar	We may have to dig it up.

M	The commons that we have outstanding are about 28.9 million shares.

H. Pso	What about the conversion of the prefs and options?

M
The options are currently out of money so that they’re not diluted at this point.  The preferreds, as a part of this transaction we’ll be doing a recapitalization that will leave us with only common outstanding at the end and it will be all common that is the Viasystems 80.5% ... going forward.

H. Pso	Thank you.

Moderator	We’ll go to Derek Leung with Nomura. Please go ahead.

D. Leung
Good morning.  I was wondering if you could just give me a little detail on how much cash expenditure you expect to achieve the cost saving as well as over what time period those cost savings will run through.

D. Sindelar	Jerry, do you want to handle that?

J. Sax
From a cap ex standpoint we anticipate something in the range of about $10 million to achieve a portion of the operating cost reductions.  There are obviously some other costs relative to achieving the other synergies, the reduction of the ... costs, etc., so a portion is going to be personnel related in severance.  But that refers, that plus a number of other things, refer back to the approximate $15 million total cost that I expressed earlier, which includes the cost of lawyers and investment bankers related to the deal.

Moderator	We go to Eric Toubin with Jefferies & Company. Please go ahead.

E. Toubin
Good morning.  A follow up to a prior question, if you could talk about how the preferreds are coming out or how we should think about the existing share base of Viasystems and how that gets converted into the 80% stake.

J. Sax
The existing commons at Viasystems, as I said, that’s about 28.9 million shares today, those will be converted in roughly a reverse split that is 1 for 12 or for each existing common Via they’ll get .08 of the new common.  So today’s Viasystems’ common will own a little over 12% of the future company comparable to the 12.5% that the Merix ... will own.  The remainder of the Viasystems 80.5% will be held by the preferreds that then convert into common.

Moderator	We’ll go to Shawn Harrison with Longbow Research. Go ahead, please.

S. Harrison	Sorry, this may be duplicative, but just on the 20 million in savings, that doesn’t account for any facility closures or anything like that, it’s just more operational savings, correct?

M	That’s correct.

S. Harrison	Just following up on that, what capacity utilization is Viasystems running at today as well as Merix?
D. Sindelar
I’ll take the Viasystems side and then Mike can take the Merix side.  Today our two facilities, we have two, one in Zhongshan and one in Guangzhou.  Zhongshan is primarily an automotive plant.  It’s running 90-ish percent capacity, maybe a little bit higher than 90.  Then the other facility, which makes product for all the various markets and does automotive, telecomm, computer and the industrial instrumentation side, and it’s probably running in the 65% to 70% range.

M. Burger	Asia, in both facilities we’re north of 85. In San Jose, California we are right at probably mid-80s as well. And in Forest Grove we’re about 75%.

S. Harrison	Two quick follow ups. What is the percentage breakdown, I just didn’t get a chance to look at a filing last night, of the electro-mechanical versus PCB fabrication in terms of the business?

D. Sindelar	It’s about one-third, two-thirds. That’s for us, our standalone sales, which will be one-third E-M solutions and two-thirds PCB.

M. Burger	Yes, I think on a pro forma basis it looks like ... would be about 75% PCB, about 22% to 25% assembly.

M
Also, just on that note, an investor presentation will be posted and filed with the SEC that gives a little bit of that breakdown from a trailing 12 months and also kind of that segment diversity that we talked about, where again, I think we have a nice breakout of the end user markets that will be there ... very, very complementary.  So you’ll see that later as well.

S. Harrison
That’s great.  Final question, just going back to a statement made, eight times trailing 12 months EBITDA, and I guess the statement was that’s what you’re seeing in terms of the peer group.  Who are you considering within that peer group?  And the reason I ask is if I look at TTM it’s trading at maybe four to five times trailing 12 months EBITDA, EMS providers trailing 12 months EBITDA below that range as well, so maybe if you could give us a sense of who you believe the peer group now to be following this merger.

K. Lang
It’s a fairly broad-based one that the bankers looked at when providing the ... opinions to our ..., but it includes not only North America but Asian peer groups so certainly given the heavy influence of the Asian markets or looking across the board, if you will, it really kind of varies.  The range, if you will, is between the high sixes to the mid to high eights, so a mean of right around that eight is where it roughly was sitting today on a trailing 12 months.

M	So it’s companies like CMK, Compaq, DDI, Gold Circuit, ..., Kingboard, Reville, etc.

S. Harrison	Thank you very much.

Moderator	We have a follow up from Jonathan Van Orden of Dominick & Dominick. Please go ahead.

J. Van Orden
Thanks so much for going into detail about the deal and about the process and all.  What I’m having a little trouble figuring out is given the capital structure change and what equity holders get, how do you value what an MERX holder will get?

K. Lang
The challenge that you have right now is that Via currently is not registered, which again that process will take place here over the next few weeks and there will actually be a proxy filled out, the pro forma results and kind of the outlook, if you will.  I think what we tried to provide today was just provide a little bit of color.   I think as the last caller indicated if you look at the trailing 12 months, which are certainly, at least we believe, at least from a Merix standpoint, kind of a trough revenue level and EBITDA level, the pro forma company ... 12 months from what’s been recorded by both entities is that roughly 68 million and you add the synergy number on the cost side of roughly 20 or 88, you back out the net debt, you use a multiplier, you guys pick the multiplier, and the mean that we have been looking at is roughly in the 8-ish range, back out the net debt roughly of 175 you come up with pro forma equity in the 530-ish number, I think.  Then again our shareholders are getting roughly 12.5% of that.

J. Van Orden	But it’s kind of a capital structure kind of – you can’t really value it. Then there are conditions as far as going public, as far as some other stuff, so it’s a value conditional kind of deal, right?

D. Sindelar
It’s not as clean as we all had hoped it would be, mainly driven by the fact that we don’t have a public equity out there for Via.  But again, that information will be coming out in the next few weeks and months ahead.

J. Van Orden
Right, and so with all due respect, it isn’t clean not because we’re trying to hide anything, it’s not clean just because one of the vehicles isn’t a public entity and it is what it is.  Is that a fair comment?

D. Sindelar	It’s a very fair comment.

J. Van Orden	Okay, I appreciate it. I guess as time goes forward and we need a little more color and a little more clarity we can drill down on some of the firm values and all?

M	Yes, absolutely.

M
Again, this investor presentation I referred to a moment ago, it will be posted on Web sites as well as the SEC stuff, so you can look at the historical, because again Via, by the way, has been public from a bond perspective, so their historical stuff is out on EDGAR as well.  So there isn’t data out there on Via, it’s just the equity itself is a bit ....

J. Van Orden	I understand. Thank you so much.

Moderator	We have no further questions, so I’ll turn it back for your closing comments.

M	I appreciate everybody’s time and effort and participation in the call, as I’m sure Mike does as well. Mike, do you have any closing comments?

M. Burger
No, again I just want to reemphasize that the Merix team and board are very excited about this transaction.  We believe it’s extremely complementary to our customers and our employees and we believe that it actually adds a great deal of value to our shareholders and stakeholders.  So we’re really excited about it, and we’ll keep you posted on a go forward basis.

Moderator	Ladies and gentlemen, that does conclude your conference for today. Thank you for your participation and for using AT&T Executive Teleconference Service. You may now disconnect.

Forward-Looking Statements:

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of Viasystems and Merix separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Viasystems and Merix regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Viasystems nor Merix undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:  legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), developments beyond the companies’ control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments, and technological developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Viasystems, Inc. for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on March 30, 2009, under the heading “Item 1A. Risk Factors” and in the Annual Report on Form 10-K of Merix for the year ended May 30, 2009, which was filed with the SEC on July 30, 2009, under the heading “Item 1A. Risk Factors,” and in each company’s other filings made with the SEC available at the SEC’s website, www.sec.gov.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the SEC. Viasystems will file a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems. Merix will mail the proxy statement/prospectus to its stockholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The proxy statement/prospectus and other documents that will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations, or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Merix is set forth in Merix’ definitive proxy statement, which was filed with the SEC on August 26, 2009. Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Viasystems and Merix will file with the SEC when it becomes available.

U.S. Internal Revenue Service (IRS) Circular 230 Notice: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the U.S. Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.